FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 6, 2008

Commission File Number  001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. October 2008 Consolidated Revenue Totaled NT$27.3 Billion” dated November 6, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date:	November 6, 2008	By:	/s/ Max Cheng
			Name:	Max Cheng
			Title:	Chief Financial Officer

News Release
AU Optronics Corp. October 2008 Consolidated Revenue Totaled NT$27.3 Billion

Issued by: AU Optronics Corp.
Issued on: November 6, 2008

Hsinchu, Taiwan, November 6, 2008 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated and unconsolidated October 2008 revenue of NT$27,261 million and NT$27,211 million, respectively. Caused by the current weak macro environments, AUO’s consolidated and unconsolidated October revenue decreased by 20.6% and 20.7% month-over-month, respectively. Compared to one year ago, the consolidated and consolidated monthly revenues both decreased by 48.7% year-over-year.

For October 2008, shipments of large-sized panels(a) with applications on desktop monitor, notebook PC, LCD TV and other applications totaled 6.36 million units, which led to a 9.3% decline month-over-month. In addition, demand for small-and-medium-sized panels remained robust, with shipments coming flattish sequentially and reached 22.69 million units.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :(Unit: NT$ million)
Net Sales(1) (2)	Consolidated(3)	Unconsolidated
October 2008	27,261	27,211
September 2008	34,322	34,296
M-o-M Growth	(20.6%)	(20.7%)
October 2007	53,121	53,062
Y-o-Y Growth	(48.7%)	(48.7%)
Jan to Oct 2008	391,439	389,650
Jan to Oct 2007	377,810	377,534
Y-o-Y Growth	3.6%	3.2%

2

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2) Monthly figures are unaudited, prepared by AU Optronics Corp.

(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Toppan CFI (Taiwan) Co, Ltd. and AU Optronics (Czech) s.r.o.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.5 inches to greater than 65 inches. AUO generated NT$480.2 billion (US$14.8 billion) in sales revenue in 2007 and now houses the staff of more than 42,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 3Q2008 WW Large-Area TFT-LCD Shipment Report dated October 29, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:

Fiona Chiu	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3206	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: fiona.chiu@auo.com	yawen.hsiao@auo.com